UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION


                                In The Matter of

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
                            AEP TEXAS CENTRAL COMPANY
                   (formerly CENTRAL POWER AND LIGHT COMPANY)
                             AEP TEXAS NORTH COMPANY
                     (formerly WEST TEXAS UTILITIES COMPANY)
                            APPALACHIAN POWER COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                             WHEELING POWER COMPANY

                                 Columbus, Ohio

                                   (70-10057)

                   Public Utility Holding Company Act of 1935


         THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and certain of its electric utility subsidiaries, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, as amended, the order of the Securities and Exchange Commission with respect thereto, dated April 26, 2002, have sold Utility Assets for consideration of over $50,000 but less than $1 million, as shown on the following page:

The following table describes the Utility Assets sold for consideration of over $50,000 but less than $1 million during the period July 1, 2003 through September 30, 2003:


       Name of Seller                 Name of Buyer               Consideration           Description of Transaction
------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------

             None                           N/A                         N/A                           N/A

------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------



------------------------------- ---------------------------- -------------------------- ---------------------------------

         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the calendar quarter during which the above-described transactions were consummated.

                                   AMERICAN ELECTRIC POWER COMPANY,INC.
                                   AEP GENERATING COMPANY
                                   AEP TEXAS CENTRAL COMPANY
                                    (formerly CENTRAL POWER AND LIGHT COMPANY)
                                   AEP TEXAS NORTH COMPANY
                                    (formerly WEST TEXAS UTILITIES COMPANY)
                                   APPALACHIAN POWER COMPANY
                                   COLUMBUS SOUTHERN POWER COMPANY
                                   INDIANA MICHIGAN POWER COMPANY
                                   KENTUCKY POWER COMPANY
                                   KINGSPORT POWER COMPANY
                                   OHIO POWER COMPANY
                                   PUBLIC SERVICE COMPANY OF OKLAHOMA
                                   SOUTHWESTERN ELECTRIC POWER COMPANY
                                   WHEELING POWER COMPANY



                       By: /s/ Wendy G. Hargus
                           ----------------------
                               Wendy G. Hargus
                             Assistant Treasurer



Dated: November 13, 2003